UTime Limited

7th Floor, Building 5A

Shenzhen Software Industry Base, Nanshan District

Shenzhen, People’s Republic of China 518061

April 1, 2021

VIA EDGAR

Jay Ingram

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Re:	UTime Limited
Registration Statement on Form F-1
Initially filed March 18, 2020, as amended
File No. 333-237260

Dear Mr. Ingram:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, UTime Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Monday, April 5, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Minfei Bao
Minfei Bao
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Ortoli Rosenstadt LLP